Exhibit 99.1
Navios Maritime Holdings Inc.
Reports
Financial Results for the
First Quarter Ended March 31, 2010
•	84.2% increase in quarterly EBITDA to $78.1 million

•	160.8% increase in quarterly net income to $31.3 million

•	Basic EPS of $0.31 for Q1 2010

•	Dividend of $0.06 per share for Q1 2010
PIRAEUS, GREECE May 27, 2010 — Navios Maritime Holdings Inc. (“Navios Holdings”) (NYSE: NM), a global, vertically integrated seaborne shipping and logistics company, today reported financial results for the first quarter ended March 31, 2010.
Angeliki Frangou, Chairman and CEO of Navios Holdings stated, “I am pleased with our performance thus far in 2010. During a period of continued uncertainty, Navios Holdings created liquidity from the sale of three vessels and used the sale proceeds to increase its cash reserves and deleverage. At the same time, Navios Holdings’ stable business allowed the board to declare a dividend in respect of Q1 2010 of $0.06 per share.”
Ms. Frangou continued, “We were pleased to announce that Navios Acquisition’s shareholders approved the acquisition of a fleet of 13 product and chemical tankers. We believe that, in the long term, this acquisition will create significant value; our review of the industry led us to believe that Navios Acquisition is purchasing the fleet toward the low end of the cycle in a recovering and growing industry. As a result of our team’s hard work in a difficult market, Navios Holdings ownership interest has a value well in excess of its aggregate cost.”
2010 HIGHLIGHTS — RECENT DEVELOPMENTS
Navios Maritime Acquisition Corporation
On April 8, 2010, pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA) and Navios Holdings, Navios Acquisition will acquire 13 vessels (11 product tankers and two chemical tankers) plus options to purchase two additional product tankers, for an aggregate purchase price of $457.7 million, of which $334.3 million will be financed with debt and the remaining $123.4 million with existing cash. Each vessel will be commercially and technically managed under a management agreement with a subsidiary of Navios Holdings.
On May 25, 2010, Navios Acquisition announced that at a special meeting of stockholders, Navios Acquisition’s stockholders approved (a) the acquisition of 13 vessels (11 product tankers and two chemical tankers) plus options to purchase two additional product tankers, for an aggregate purchase price of $457.7 million, of which $123.4 million will be from existing cash and the $334.3 million balance from debt financing, pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings and (b) certain amendments to Navios Acquisition’s amended and restated articles of incorporation.
Following the consummation of the transactions described in the Acquisition Agreement, Navios Holdings will be released from all debt and equity commitments for the above vessels and Navios Acquisition will reimburse Navios Holdings for the $38.8 million equity payments made prior to the stockholders meeting under the purchase contracts for the vessels plus all associated payments previously made by Navios Holdings.

Navios Holdings’ Core Fleet Highlights
Vessel Sales
During 2010, Navios Holdings received approximately $283.0 million ($263.0 million in cash and $20.0 million in common units) from the sale of three vessels to Navios Maritime Partners L.P. (“Navios Partners”). These transactions allowed Navios Holdings to monetize certain tangible and intangible assets while keeping a residual interest in the vessels through its ownership interest in Navios Partners. The vessels sold were the following:
•	Navios Pollux, Capesize vessel, sold on May 21, 2010 for $110.0 million in cash.

•	Navios Aurora II, Capesize vessel, sold on March 18, 2010 for $90.0 million in cash and 1,174,219 common units of Navios Partners.

•	Navios Hyperion, Panamax vessel, sold on January 8, 2010 for $63.0 million in cash.
Agreement to Acquire New Capesize Vessel
In April 2010, Navios Holdings agreed to acquire a new build 180,000 dwt Capesize vessel for a price of $54.0 million. The vessel is under construction with a South Korean Shipyard and scheduled for delivery in January 2011. The vessel has been chartered out for ten years charter to a quality counter party for $24,674 (net) daily rate. It is anticipated that this charter will generate annual EBITDA of $7.1 million and cumulative EBITDA of $69.7 million (cumulative EBITDA over the life of the contract; daily operating expenses of $5,000 per day, growing at 3% annually).
Delivery of Navios Vector
On April 28, 2010, the Navios Vector, a 50,296 dwt Ultra-Handymax vessel and former long-term chartered-in vessel in operation, was delivered to Navios Holdings’ owned fleet. Navios Vector acquisition cost was approximately $30.0 million and was partially financed through a $18.0 million facility and the remaining balance through existing cash.
Liquidity
Net Debt to Total Capitalization was 48.5% on March 31, 2010. Navios Holdings’ total available liquidity, including bank lines, at March 31, 2010 was approximately $376.4 million. Navios Holdings has no unfunded capital expenditures for 2010. In addition, its debt maturities are anticipated less than $43.2 million and $89.5 million for 2010 and 2011, respectively.
Time Charter Coverage
Navios Holdings has extended its long-term fleet employment by entering into agreements to charter-out vessels for periods ranging from one to 12 years. As of May 26, 2010, Navios Holdings had contracted 96.0%, 69.7%, 56.4% and 46.8% of its available days on a charter-out basis for 2010, 2011, 2012 and 2013, respectively, equivalent to $299.4 million, $292.5 million, $265.0 million and $225.3 million in revenue, respectively. The average contractual daily charter-out rate for the core fleet is $27,222, $31,230, $32,876 and $33,551 for 2010, 2011, 2012 and 2013, respectively. The average daily charter-in rate for the active long-term charter-in vessels for 2010 is $10,095.
The above figures do not include vessels servicing the Contracts of Affreightment (“COA”) and Logistics businesses.
Fleet Profile
Navios Holdings controls a fleet of 59 vessels totaling 6.4 million dwt, of which 32 are owned and 27 are chartered-in under long-term charters. Navios Holdings currently operates 42 vessels (13 Capesize, 12 Panamax, 16 Ultra-Handymax and one Handysize product tanker vessel) totaling 4.1 million dwt and has scheduled 17 newbuildings to be delivered. These vessels are expected to be delivered at various dates through 2013. The average age of the operating fleet is 4.9 years.
Exhibit II displays the “Core Fleet” profile of Navios Holdings.
Navios Partners Highlights
On May 12, 2010, Navios Holdings received $5.4 million, representing the cash distribution from Navios Partners for the first quarter of 2010.

On May 5, 2010, Navios Partners announced the completion of its follow-on public offering of 5,175,000 common units, which included the full exercise of the underwriters over-allotment option, at $17.84 per unit, raising gross proceeds of approximately $92.3 million.
Financial Highlights
•	EBITDA increased by 84.2% to $78.1 million in the first quarter of 2010 from $42.4 million in the same period in 2009.

•	Net income increased by 160.8% to $31.3 million in the first quarter of 2010 from $12.0 million in the same period in 2009.

•	Stockholders’ equity increased by 5.0% to $972.1 million at March 31, 2010 compared to $925.5 million at December 31, 2009.
Dividend Policy
The Board of Directors declared a quarterly cash dividend for the first quarter of 2010 of $0.06 per share of common stock. This dividend is payable on July 7, 2010 to stockholders of record as of June 15, 2010. The declaration and payment of any further dividend remains subject to the discretion of the Board and will depend on, among other things, Navios Holdings’ cash requirements as measured by market opportunities and restrictions under its credit agreements.
Financial Results
For the following results and the selected financial data presented herein, Navios Holdings has compiled consolidated statements of income for the three month periods ended March 31, 2010 and 2009. The information was derived from the unaudited consolidated financial statements for the respective periods. EBITDA is a non-US GAAP financial measure and should not be used in isolation or substitution for Navios Holdings’ results.
First Quarter 2010 Results (in thousands of U.S. dollars, unless otherwise stated, except per share data):

	Three Months	Three Months
	ended	ended
	March 31, 2010	March 31, 2009
Revenue	$154,369	$147,168
EBITDA (*)	$78,050	$42,378
Net income (*)	$31,301	$11,993
Basic EPS (*)	$0.31	$0.12

(*)	EBITDA, Net income and Basic EPS for the three months ended March 31, 2010, have been favorably affected by a $24.4 million gain on sale of Navios Hyperion and Navios Aurora II to Navios Partners, and have been unfavorably affected by (i) a $4.0 million write-off relating to the termination of an unfavorable short term charter contract with anticipated future savings of approximately $8.0 million and (ii) an FFA loss of approximately $1.8 million which was the indirect result of the bankruptcy of a counterparty from which Navios Holdings had no financial loss but which resulted in an open position.
Revenue from vessel operations for the three months ended March 31, 2010 was $118.2 million as compared to $117.9 million for the same period during 2009. The slight increase in revenue was mainly attributable to the increase in the available days of the fleet by 8.1% to 4,194 days in the first quarter of 2010 from 3,880 days in the same period of 2009. This was partially offset by the decrease in Time Charter Equivalent (“TCE”) per day by 13.4% to $24,484 per day in the first quarter of 2010 from $28,277 per day in the same period of 2009. The increase in the available days was mainly attributable to the increase by 699 days of the owned fleet available days following the delivery of ten owned vessels during the last three quarters of 2009 and the first quarter of 2010. This increase of available days was offset by a decrease in short and long term fleet available days by 306 days and 79 days, respectively.
Revenue from the logistics business was approximately $36.2 million for the three months ended March 31, 2010 as compared to $29.3 million during the same period of 2009. This increase was mainly attributable to the acquisition of Makenita H, which was fully operational during the second half of 2009 only, to the increased operations of its liquid port and to the increased storage capacity of its dry port in Uruguay following the construction of its new silo.
EBITDA for the three months ended March 31, 2010 increased by $35.7 million to $78.1 million compared to $42.4 million for the first quarter of 2009. The $35.7 million increase in EBITDA was primarily due to an increase in revenue by $7.2 million to $154.4 million in the first quarter of 2010 from $147.2 million in the same period of 2009, a decrease in time charter, voyage and logistic business expenses by $4.6 million from $91.8 million in the first quarter of 2009 to $87.2 million in the same period in 2010, an increase in equity in net earnings from affiliated companies by $6.4 million, an increase in gain on sale of assets by $24.4 million and an increase in noncontrolling interests by $1.3 million. This overall variance of $43.9 million was offset by an increase in losses from derivatives by $1.8 million, an increase in direct vessel expenses (excluding the amortization of deferred dry dock and special survey costs) by $2.1 million, an increase in general and administrative expenses by $1.7 million (excluding share based compensation expenses), and an increase in net other expenses by $2.6 million.
EBITDA of Navios Logistics was $4.1 million for the three months ended March 31, 2010 as compared to $5.8 million during the same period in 2009.
Net income for the three months ended March 31, 2010 was $31.3 million as compared to $12.0 million for the comparable period of 2009. The increase of net income by $19.3 million was mainly due to the increase by $35.7 million of EBITDA discussed above, and $0.1 million increase in income tax gain. These were mitigated by an increase of depreciation and amortization by $9.4 million and the increase in net interest expense by $7.1 million.
Fleet Summary Data:
The following table reflects certain key indicators indicative of the performance of the Navios Holdings and its fleet performance for the three month periods ended March 31, 2010 and 2009.

	Three Months Ended
	March 31, 2010	March 31, 2009
	(Unaudited)	(Unaudited)
Available Days (1)	4,194	3,880
Operating Days (2)	4,178	3,867
Fleet Utilization (3)	99.6%	99.7%
Equivalent Vessels (5)	47	43
Time Charter Equivalent (4)	$24,484	$28,227

(1)	Available days for fleet are total calendar days the vessels were in Navios Holdings’ possession for the relevant period after subtracting off-hire days associated with major repairs, drydocks or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.

(2)	Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)	Fleet utilization is the percentage of time that Navios Holdings’ vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.

(4)	Time Charter Equivalent, is defined as voyage and time charter revenues less voyage expenses during a relevant period divided by the number of available days during the period.

(5)	Equivalent Vessels, is defined as the total available days during a relevant period divided by the number of days of this period.

Conference Call:
As already announced, today, Thursday, May 27, 2010, at 8:30 am EDT, at which time members of senior management will provide highlights and commentary on the first quarter of 2010.
A supplemental slide presentation will be available on the Navios Holdings website at http://www.navios.com under the “Investors” section at 7:45 am EDT today.
The conference call details are as follows:

Call Title: Navios Maritime Holdings Inc. Q1 2010 Financial Results Conference Call
US Dial In: +1.877.461.0049
International Dial In: +1.706.679.3621
Conference ID: 7794 3338
The conference call replay will be available shortly after the live call and remain available for one business week at the following numbers:
US Replay Dial In: +1.800.642.1687
International Replay Dial In: +1.706.645.9291
Conference ID: 7794 3338
This call will be simultaneously Webcast at the following Web address:

http://www.videonewswire.com/event.asp?id=69579. The Webcast will be archived and available at this same Web address for two business weeks following the call.
About Navios Maritime Holdings Inc.
Navios Maritime Holdings Inc. is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain.
Navios Holdings may, from time to time, be required to offer certain owned Capesize and Panamax vessels to Navios Maritime Partners L.P. for purchase at fair market value according to the terms of the Omnibus Agreement.
For more information about Navios Holdings please visit its website: www.navios.com.
About Navios South American Logistics Inc.
Navios Logistics was formed in 2007 through the acquisition of control of the Horamar Group, established in 1975. Navios Logistics specializes in transporting and storing liquid and dry bulk cargoes in the Hidrovia region connecting Argentina, Bolivia, Brazil, Paraguay and Uruguay. Navios Logistics currently controls a fleet of 233 barges and vessels. It also owns and operates an upriver oil storage and transfer facility in Paraguay and the largest bulk transfer and storage port terminal in Uruguay.
About Navios Maritime Partners L.P.
Navios Maritime Partners L.P. (NYSE: NMM), a publicly traded master limited partnership formed by Navios Holdings is an owner and operator of dry bulk vessels. For more information, please visit its website: www.navios-mlp.com.
Forward Looking Statements — Safe Harbor
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Holdings operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Holdings’ filings with the Securities and Exchange Commission. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Contacts:
Public & Investor Relations
Navios Maritime Holdings Inc.
Investor Relations
+1.212.279.8820
investors@navios.com

EXHIBIT I
NAVIOS MARITIME HOLDINGS INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. dollars)

	March 31, 2010	December 31, 2009
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$210,920	$173,933
Restricted cash	134,582	107,158
Accounts receivable, net	77,037	78,504
Short-term derivative asset	26,206	38,382
Due from affiliate companies	8,488	1,973
Prepaid expenses and other current assets	30,209	27,730
Total current assets	487,442	427,680
Deposits for vessel acquisitions	305,766	344,515
Vessels, port terminal and other fixed assets, net	1,564,116	1,577,741
Long-term derivative assets	8,192	8,181
Other long-term assets	68,850	69,222
Investments in affiliates	14,137	13,042
Investments in available for sale securities	75,607	46,314
Intangible assets other than goodwill	287,936	300,571
Goodwill	147,916	147,916
Total non-current assets	2,472,520	2,507,502
Total assets	$2,959,962	$2,935,182
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$49,322	$61,990
Dividends payable	6,053	6,052
Accrued expenses	59,385	48,030
Deferred income and cash received in advance	12,365	9,529
Short term derivative liability	6,964	10,675
Current portion of long-term debt	58,016	59,804
Total current liabilities	192,105	196,080
Senior and ship mortgage notes, net of discount	693,226	693,049
Long-term debt, net of current portion	835,164	869,853
Unfavorable lease terms	57,218	59,203
Long-term derivative liability	4	—
Long-term liabilities and deferred income	54,722	33,470
Deferred tax liability	21,655	22,777
Total non-current liabilities	1,661,989	1,678,352
Total liabilities	1,854,094	1,874,432
Commitments and contingencies
Stockholders’ equity
Preferred stock — $0.0001 par value, authorized 1,000,000 shares, 10,281 and 8,201 issued and outstanding as of March 31, 2010 and December 31, 2009, respectively	—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, issued and outstanding 100,889,651and 100,874,199 as of March 31, 2010 and December 31, 2009, respectively	10	10
Additional paid-in capital	546,540	533,729
Accumulated other comprehensive income	24,124	15,156
Retained earnings	401,389	376,585
Total Navios Holdings’ stockholders’ equity	972,063	925,480
Noncontrolling interest	133,805	135,270
Total equity	1,105,868	1,060,750
Total liabilities and equity	$2,959,962	$2,935,182

NAVIOS MARITIME HOLDINGS INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of U.S. dollars — except share and per share data)

	Three Month	Three Month
	Period ended	Period ended
	March 31, 2010	March 31, 2009
	(unaudited)	(unaudited)
Revenue	$154,369	$147,168
Time charter, voyage and logistic business expenses	(87,237)	(91,799)
Direct vessel expenses	(9,308)	(7,170)
General and administrative expenses	(12,193)	(10,431)
Depreciation and amortization	(24,941)	(15,540)
Interest income/expense and finance cost, net	(21,409)	(14,364)
Loss from derivatives	(1,838)	(26)
Gain on sale of assets	24,383	—
Other expense, net	(3,799)	(1,209)
Income before equity in net earnings of affiliate companies	18,027	6,629
Equity in net earnings of affiliated companies	11,584	5,100
Income before taxes	$29,611	$11,729
Income taxes	768	632
Net income	30,379	12,361
Less: Net loss/(income) attributable to the noncontrolling interest	922	(368)
Net income attributable to Navios Holdings common stockholders	$31,301	$11,993
Basic net income per share attributable to Navios Holdings common stockholders	$0.31	$0.12
Weighted average number of shares, basic	100,425,549	100,056,191
Diluted net income per share attributable to Navios Holdings common stockholders	$0.27	$0.12
Weighted average number of shares, diluted	114,076,034	100,457,699

NAVIOS MARITIME HOLDINGS INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars)

	Three Month	Three Month
	Period ended	Period ended
	March 31, 2010	March 31, 2009
	(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net income	$30,379	$11,993
Adjustments to reconcile net income to net cash provided by operating activities:

Non cash adjustments	11,073	21,031
(Increase)/decrease in operating assets	(10,819)	23,636
Decrease in operating liabilities	(4,938)	(5,086)
Payments for dry dock and special survey costs	(1,663)	(1,587)
Net cash provided by operating activities	24,032	49,987
INVESTING ACTIVITIES:
Acquisition of vessels	—	(25,648)
Proceeds from sale of assets	153,000	—
Restricted cash for investing activities	(26,641)	—
Deposits for vessel acquisitions	(64,736)	(42,870)
Receipts from finance lease	142	130
Purchase of property and equipment	(3,029)	(1,310)
Net cash provided by/(used in) investing activities	58,736	(69,698)
FINANCING ACTIVITIES:
Proceeds from long term loan, net of deferred finance fees	41,428	125,369
Repayment of long term debt	(78,581)	(2,927)
Dividends paid	(7,034)	(9,096)
Acquisition of treasury stock	—	(717)
Increase in restricted cash	(1,125)	(6,125)
Contributions to noncontrolling shareholders	(469)	—
Net cash (used in)/provided by financing activities	(45,781)	106,504
Increase in cash and cash equivalents	36,987	86,793
Cash and cash equivalents, beginning of period	173,933	133,624
Cash and cash equivalents, end of period	$210,920	$220,417
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$8,453	$7,936
Cash paid for income taxes	$359	$139

Non-cash investing and financing activities
For issuance of convertible debt in connection with the acquisition of vessels	$—	$31,741
Equity in net earnings of affiliated companies	$11,584	$5,100

Disclosure of Non-GAAP Financial Measures
EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes, if any, unless otherwise stated. EBITDA is included because it is used by certain investors to measure a company’s financial performance. EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.
EBITDA is presented to provide additional information with respect to Navios Holdings’ ability to satisfy its obligations including debt service, capital expenditures, working capital requirements and payment of dividends. While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.
EBITDA Reconciliation to Cash from Operations

Three Months Ended	March 31,	March 31,
(in thousands of US Dollars)	2010	2009
Net cash provided by operating activities	$24,032	$49,987
Net increase (decrease) in operating assets	10,819	(23,636)
Net decrease in operating liabilities	4,938	5,086
Net interest cost	21,409	14,364
Deferred finance charges	(1,614)	(708)
Provision for losses on accounts receivable	(4,066)	—
Unrealized loss on FFA derivatives, warrants and interest rate swaps	(5,530)	(3,613)
Earnings in affiliates and joint ventures, net of dividends received	1,094	(321)
Payments for drydock and special survey	1,663	1,587
Noncontrolling interest	922	(368)
Gain on sale of assets	24,383	—

EBITDA	$78,050	$42,378

EXHIBIT II
Owned Vessels

Vessel Name	Vessel Type	Year Built	Deadweight
			(in metric tons)
Navios Ionian	Ultra Handymax	2000	52,067
Navios Horizon	Ultra Handymax	2001	50,346
Navios Herakles	Ultra Handymax	2001	52,061
Navios Achilles	Ultra Handymax	2001	52,063
Navios Meridian	Ultra Handymax	2002	50,316
Navios Mercator	Ultra Handymax	2002	53,553
Navios Vector(1)	Ultra Handymax	2002	50,296
Navios Arc	Ultra Handymax	2003	53,514
Navios Hios	Ultra Handymax	2003	55,180
Navios Kypros	Ultra Handymax	2003	55,222
Navios Ulysses	Ultra Handymax	2007	55,728
Navios Vega	Ultra Handymax	2009	58,792
Navios Celestial	Ultra Handymax	2009	58,063
Navios Magellan	Panamax	2000	74,333
Navios Star	Panamax	2002	76,662
Navios Orbiter	Panamax	2004	76,602
Navios Asteriks	Panamax	2005	76,801
Navios Happiness	Capesize	2009	180,022
Navios Bonavis	Capesize	2009	180,022
Navios Lumen	Capesize	2009	180,661
Navios Stellar	Capesize	2009	169,001
Navios Phoenix	Capesize	2009	180,242
Navios Antares	Capesize	2010	169,059
Vanessa	Product Handysize	2002	19,078
Owned Vessels to be delivered

Vessel Name	Vessel Type	Delivery Date	Deadweight
			(in metric tons)
Navios Melodia	Capesize	7/2010	180,000
Navios Fulvia	Capesize	8/2010	180,000
Navios Buena Ventura	Capesize	9/2010	180,000
Navios Luz	Capesize	10/2010	180,000
Navios Etoile	Capesize	10/2010	180,000
Navios Bonheur	Capesize	11/2010	180,000
Navios TBN	Capesize	1/2011	180,000
Navios Azimuth	Capesize	1/2011	180,000
Long term Chartered-in Fleet in Operation

		Year		Purchase
Vessel Name	Vessel Type	Built	Deadweight	Option(2)
			(in metric tons)
Navios Astra	Ultra Handymax	2006	53,468	Yes
Navios Primavera	Ultra Handymax	2007	53,464	Yes
Navios Armonia	Ultra Handymax	2008	55,100	No
Navios Cielo	Panamax	2003	75,834	No
Navios Orion	Panamax	2005	76,602	No
Navios Titan	Panamax	2005	82,936	No
Navios Altair	Panamax	2006	83,001	No
Navios Esperanza	Panamax	2007	75,200	No
Golden Heiwa	Panamax	2007	76,662	No
Torm Antwerp	Panamax	2008	75,250	No
Grand Challenger	Panamax	2006	82,900	No
SA Fortius	Capesize	2001	171,595	No

		Year		Purchase
Vessel Name	Vessel Type	Built	Deadweight	Option(2)
			(in metric tons)
Beaufiks	Capesize	2004	180,181	Yes
Rubena N	Capesize	2006	203,233	No
Formosabulk Brave	Capesize	2001	170,000	No
SA Fortius	Capesize	2001	171,595	No
SC Lotta	Capesize	2009	170,500	No
Phoenix Beauty	Capesize	2010	169,150	No
King Ore	Capesize	2010	176,800	No
Long term Chartered-in Fleet to be Delivered

				Purchase
Vessel Name	Vessel Type	Delivery Date	Deadweight	Option(2)
			(in metric tons)
Navios TBN	Handysize	02/2011	35,000	Yes(3)
Navios TBN	Handysize	04/2011	35,000	Yes(3)
Navios TBN	Panamax	09/2011	80,000	Yes
Navios TBN	Capesize	09/2011	180,200	Yes
Navios TBN	Ultra Handymax	03/2012	61,000	Yes
Kleimar TBN	Capesize	07/2012	180,000	Yes
Navios TBN	Panamax	01/2013	82,100	Yes
Navios TBN	Capesize	06/2013	180,000	Yes
Navios TBN	Ultra Handymax	08/2013	61,000	Yes

(1)	Delivered in Navios Holdings’ owned fleet on April 28, 2010.

(2)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.

(3)	The initial 50% purchase option on each vessel is held by Navios Holdings.